Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not ac reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in col be affected.

Please enter inputs in the orange cells

Company name	**CoCo Noir Wine Shop**
Total target loan amount	**$1,070,000**
Multiple for investors	**2.00**
% of revenues	**4%**
Early Bird terms?	**Yes**
Early Bird loan amount	**$50,000**
Early Bird multiple for investors	**2.50**
Year of disbursal	**2021**
Quarter of disbursal	**Q1**
Grace period quarters	1
Quarter repaid	Q1, 2030
Years to repay	9.25
Non Early Bird loan amount	$1,020,000
Non Early Bird repayment amount	$2,040,000
Early Bird loan amount	$50,000
Early Bird repayment amount	$125,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$1,070,000
Total repayment amount	$2,165,000

Quarter	Year	Possible revenue	Loan repayments
Q1, 2021	2021	**$538,000**	$0
Q2, 2021	2021	**$564,900**	$22,596
Q3, 2021	2021	**$593,145**	$23,726
Q4, 2021	2021	**$622,802**	$24,912
Q1, 2022	2022	**$653,942**	$26,158
Q2, 2022	2022	**$686,639**	$27,466
Q3, 2022	2022	**$720,971**	$28,839
Q4, 2022	2022	**$757,020**	$30,281
Q1, 2023	2023	**$794,871**	$31,795
Q2, 2023	2023	**$834,615**	$33,385
Q3, 2023	2023	**$876,345**	$35,054
Q4, 2023	2023	**$920,163**	$36,807
Q1, 2024	2024	**$966,171**	$38,647
Q2, 2024	2024	**$1,014,479**	$40,579
Q3, 2024	2024	**$1,065,203**	$42,608
Q4, 2024	2024	**$1,118,463**	$44,739
Q1, 2025	2025	**$1,174,387**	$46,975
Q2, 2025	2025	**$1,233,106**	$49,324
Q3, 2025	2025	**$1,294,761**	$51,790
Q4, 2025	2025	**$1,359,499**	$54,380
Q1, 2026	2026	**$1,427,474**	$57,099
Q2, 2026	2026	**$1,498,848**	$59,954
Q3, 2026	2026	**$1,573,790**	$62,952
Q4, 2026	2026	**$1,652,480**	$66,099
Q1, 2027	2027	**$1,735,104**	$69,404
Q2, 2027	2027	**$1,821,859**	$72,874
Q3, 2027	2027	**$1,912,952**	$76,518
Q4, 2027	2027	**$2,008,600**	$80,344

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not ac reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in col be affected.

Please enter inputs in the orange cells

Quarter	Year	Possible revenue	Loan repayments
Q1, 2028	2028	$2,109,029	$84,361
Q2, 2028	2028	$2,214,481	$88,579
Q3, 2028	2028	$2,325,205	$93,008
Q4, 2028	2028	$2,441,465	$97,659
Q1, 2029	2029	$2,563,539	$102,542
Q2, 2029	2029	$2,691,715	$107,669
Q3, 2029	2029	$2,826,301	$113,052
Q4, 2029	2029	$2,967,616	$118,705
Q1, 2030	2030	$3,115,997	$124,640

Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not ach reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in colu be affected.

Please enter inputs in the orange cells	Quarter	Year	Possible revenue	Loan repayments

Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not ach reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in colu be affected.

Please enter inputs in the orange cells

Quarter	Year	Possible revenue	Loan repayments

hieve these revenue numbers for a number of
umn H to see how the repayment schedule would

Cumulative repayments	Outstanding loan amount		Year	Revenue	Loan repayments	Cumulative repayments
$0	$2,165,000		2021	$2,318,847	$71,234	$71,234
$22,596	$2,142,404		2022	$2,818,573	$112,743	$183,977
$46,322	$2,118,678		2023	$3,425,993	$137,040	$321,017
$71,234	$2,093,766		2024	$4,164,317	$166,573	$487,589
$97,392	$2,067,608		2025	$5,061,753	$202,470	$690,059
$124,857	$2,040,143		2026	$6,152,592	$246,104	$936,163
$153,696	$2,011,304		2027	$7,478,514	$299,141	$1,235,304
$183,977	$1,981,023		2028	$9,090,181	$363,607	$1,598,911
$215,772	$1,949,228		2029	$11,049,171	$441,967	$2,040,878
$249,156	$1,915,844		2030	$13,430,337	$537,213	$2,165,000
$284,210	$1,880,790					
$321,017	$1,843,983					
$359,663	$1,805,337					
$400,243	$1,764,757					
$442,851	$1,722,149					
$487,589	$1,677,411					
$534,565	$1,630,435					
$583,889	$1,581,111					
$635,679	$1,529,321					
$690,059	$1,474,941					
$747,158	$1,417,842					
$807,112	$1,357,888					
$870,064	$1,294,936					
$936,163	$1,228,837					
$1,005,567	$1,159,433					
$1,078,442	$1,086,558					
$1,154,960	$1,010,040					
$1,235,304	$929,696					



hieve these revenue numbers for a number of
umn H to see how the repayment schedule would

Cumulative repayments	Outstanding loan amount		Year	Revenue	Loan repayments	Cumulative repayments
$1,319,665	$845,335					
$1,408,244	$756,756					
$1,501,252	$663,748					
$1,598,911	$566,089					
$1,701,452	$463,548					
$1,809,121	$355,879					
$1,922,173	$242,827					
$2,040,878	$124,122					
$2,165,000	$0					

hieve these revenue numbers for a number of
umn H to see how the repayment schedule would

Cumulative repayments	Outstanding loan amount		Year	Revenue	Loan repayments	Cumulative repayments

hieve these revenue numbers for a number of
umn H to see how the repayment schedule would

Cumulative repayments	Outstanding loan amount		Year	Revenue	Loan repayments	Cumulative repayments



Outstanding loan amount
$2,165,000
$1,981,023
$1,843,983
$1,677,411
$1,474,941
$1,228,837
$929,696
$566,089
$124,122
$0



Outstanding loan amount



Outstanding loan amount



Outstanding loan amount











